FCB Financial Holdings, Inc.

2500 Weston Road, Suite 300

Weston, Florida 33331

July 29, 2014

VIA EDGAR

Mr. Todd K. Schiffman

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

FCB Financial Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-196935)

Dear Mr. Schiffman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, FCB Financial Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 so that it will become effective at 4:00 p.m. Eastern Time on Thursday, July 31, 2014, or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please contact our counsel, Peter G. Smith at Kramer Levin Naftalis & Frankel LLP, at (212) 715-9401.

Sincerely,

FCB FINANCIAL HOLDINGS, INC.

By:	/s/ Kent Ellert
Name:	Kent Ellert
Title:	President and Chief Executive Officer